================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                   FORM 11-K

                                   ---------

(Mark One)
[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1998

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from ____________ to ____________
                         Commission File Number 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            DANIEL INDUSTRIES, INC.
                         EMPLOYEES' PROFIT SHARING AND
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DANIEL INDUSTRIES, INC.
                             9753 PINE LAKE DRIVE
                             HOUSTON, TEXAS 77055


================================================================================

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  DANIEL INDUSTRIES, INC.
                                  EMPLOYEES' PROFIT SHARING
                                  AND SAVINGS PLAN





Date   June 28, 1999               By /s/ James Hall
      ---------------                 ---------------------------------------
                                      James Hall
                                      Member of the Committee





Date   June 28, 1999               By /s/ Wilfred Krenek
      ---------------                 ---------------------------------------
                                      Wilfred Krenek
                                      Member of the Committee





Date   June 28, 1999               By /s/ Bela Vaczi
      ---------------                 ---------------------------------------
                                      Bela Vaczi
                                      Member of the Committee





Date   June 28, 1999               By /s/ Michael R. Yellin
      ---------------                 ---------------------------------------
                                      Michael R. Yellin
                                      Member of the Committee

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Members and
Administrative Committee of
Daniel Industries, Inc.
Employees' Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan ("the Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 28, 1999

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION



                                                                         DECEMBER 31, 1998
                                           ---------------------------------------------------------------------------------
                                           FIDELITY
                                           RETIREMENT                   FIDELITY
                                           GOVERNMENT     FIDELITY       GROWTH                    FIDELITY
                                             MONEY      INTERMEDIATE        &         FIDELITY     BLUE CHIP
                                             MARKET         BOND         INCOME       PURITAN        GROWTH      FIDELITY
                                           PORTFOLIO *     FUND *      PORTFOLIO *      FUND         FUND *     CONTRAFUND *
                                           -----------  ------------   -----------   -----------   -----------   -----------
Investments at fair market value:


    Mutual funds                           $ 6,472,568   $ 6,092,704   $21,775,517   $ 2,504,502   $10,093,663   $ 6,708,857

    Sponsor Stock Fund
    (Not Member directed)                         --            --            --            --            --            --

    Sponsor Stock Fund
    (Member directed)                             --            --            --            --            --            --

    Loans to Members                              --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------

  Total investments at fair market value     6,472,568     6,092,704    21,775,517     2,504,502    10,093,663     6,708,857


Employee contributions receivable               25,468        15,487        76,068        24,042        73,688        47,310

Employer contributions receivable                4,203         2,087        12,348         1,638        11,007         6,262
                                           -----------   -----------   -----------   -----------   -----------   -----------

     NET ASSETS AVAILABLE FOR BENEFITS     $ 6,502,239   $ 6,110,278   $21,863,933   $ 2,530,182   $10,178,358   $ 6,762,429
                                           ===========   ===========   ===========   ===========   ===========   ===========

                                                                    DECEMBER 31, 1998
                                            -------------------------------------------------------------------
                                                           SPARTAN
                                             SPONSOR      U.S. EQUITY    JANUS
                                              STOCK         INDEX       WORLDWIDE      LOANS TO
                                              FUND  *       FUND *        FUND          MEMBERS        TOTAL
                                            -----------   -----------   -----------   -----------   -----------
Investments at fair market value:


    Mutual funds                            $      --     $ 4,081,566   $ 1,960,424   $      --     $59,689,801

    Sponsor Stock Fund
    (Not Member directed)                     2,803,442          --            --            --       2,803,442

    Sponsor Stock Fund
    (Member directed)                         5,042,343          --            --            --       5,042,343

    Loans to Members                               --            --            --       1,203,133     1,203,133
                                            -----------   -----------   -----------   -----------   -----------

  Total investments at fair market value      7,845,785     4,081,566     1,960,424     1,203,133    68,738,719


Employee contributions receivable                17,355        21,576        18,526          --         319,520

Employer contributions receivable               118,180         5,692         4,578          --         165,995
                                            -----------   -----------   -----------   -----------   -----------

     Net assets available for benefits      $ 7,981,320   $ 4,108,834   $ 1,983,528   $ 1,203,133   $69,224,234
                                            ===========   ===========   ===========   ===========   ===========



* Denotes Plan holdings which represent 5% or more of the Plan's net assets available for benefits.



                   The accompanying notes are an integral part
                          of the financial statements.

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION



                                                                          DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------------
                                            FIDELITY
                                           RETIREMENT                   FIDELITY
                                           GOVERNMENT     FIDELITY       GROWTH                     FIDELITY
                                              MONEY     INTERMEDIATE       &           FIDELITY     BLUE CHIP
                                             MARKET         BOND         INCOME        PURITAN       GROWTH       FIDELITY
                                           PORTFOLIO*       FUND*      PORTFOLIO*       FUND          FUND*      CONTRAFUND*
                                           -----------   -----------   -----------   -----------   -----------   -----------

Investments at fair market value:

    Mutual funds                           $ 2,653,939   $ 6,031,922   $17,215,655   $ 1,533,655   $ 4,711,801   $ 4,298,950

    Sponsor Stock Fund
    (Not Member directed)                         --            --            --            --            --            --

    Sponsor Stock Fund
    (Member directed)                             --            --            --            --            --            --

    Loans to Members                              --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------

  Total investments at fair market value     2,653,939     6,031,922    17,215,655     1,533,655     4,711,801     4,298,950


Employee contributions receivable               10,759         7,944        43,369        15,476        44,722        28,704

Employer contributions receivable                 --              13           155            10            37            82
                                           -----------   -----------   -----------   -----------   -----------   -----------

     NET ASSETS AVAILABLE FOR BENEFITS     $ 2,664,698   $ 6,039,879   $17,259,179   $ 1,549,141   $ 4,756,560   $ 4,327,736
                                           ===========   ===========   ===========   ===========   ===========   ===========

                                                                   DECEMBER 31, 1997
                                           -------------------------------------------------------------------
                                                                        SPARTAN
                                                           SPONSOR     U.S. EQUITY     JANUS
                                             STOCK          INDEX       WORLDWIDE     LOANS TO
                                             FUND *         FUND          FUND         MEMBERS        TOTAL
                                           -----------   -----------   -----------   -----------   -----------

Investments at fair market value:

    Mutual funds                           $      --     $   946,975   $   122,841   $      --     $37,515,738

    Sponsor Stock Fund
    (Not Member directed)                    7,883,871          --            --            --       7,883,871

    Sponsor Stock Fund
    (Member directed)                        2,302,541          --            --            --       2,302,541

    Loans to Members                              --            --            --         598,787       598,787
                                           -----------   -----------   -----------   -----------   -----------

  Total investments at fair market value    10,186,412       946,975       122,841       598,787    48,300,937


Employee contributions receivable                8,808         2,709           903          --         163,394

Employer contributions receivable               39,346           131            90          --          39,864
                                           -----------   -----------   -----------   -----------   -----------

     NET ASSETS AVAILABLE FOR BENEFITS     $10,234,566   $   949,815   $   123,834   $   598,787   $48,504,195
                                           ===========   ===========   ===========   ===========   ===========



* Denotes Plan holdings which represent 5% or more of the Plan's net assets available for benefits.



                  The accompanying notes are an integral part
                          of the financial statements.

                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN


            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year Ended December 31, 1998


                                           FIDELITY
                                           RETIREMENT                      FIDELITY
                                           GOVERNMENT       FIDELITY         GROWTH                        FIDELITY
                                             MONEY        INTERMEDIATE         &            FIDELITY       BLUE CHIP
                                             MARKET           BOND           INCOME          PURITAN         GROWTH
                                            PORTFOLIO         FUND          PORTFOLIO          FUND           FUND
                                           ------------    ------------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                         $    280,985    $    384,185    $  1,185,253    $    257,060    $    389,869
    Interest on loans to Members                  6,189           3,114          17,601           6,064          20,793
    Interest                                        278             105             254              75             346
    Net appreciation/(depreciation)                --            59,904       3,915,630         101,479       2,117,174
                                           ------------    ------------    ------------    ------------    ------------

     Total investment income/(loss)             287,452         447,308       5,118,738         364,678       2,528,182

   Contributions:
      Participating employees                   281,483         170,877         866,265         288,321         862,245
      Participating employers                    30,742          15,589         103,823          16,033          84,662
      Rollover from qualified plans           1,594,159         655,065       1,538,207         521,781       2,003,376
    Repayments on loans to Members               30,892          18,386          73,105          24,698          79,784
                                           ------------    ------------    ------------    ------------    ------------

     TOTAL ADDITIONS                          2,224,728       1,307,225       7,700,138       1,215,511       5,558,249
                                           ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                       (389,342)       (617,733)     (1,027,089)        (74,252)       (420,120)
    Loans to Members                           (125,492)        (55,586)       (181,331)        (32,175)       (125,113)
    Administrative expenses                     (19,765)         (2,175)         (7,585)         (5,892)         (2,114)
                                           ------------    ------------    ------------    ------------    ------------

     TOTAL DEDUCTIONS                          (534,599)       (675,494)     (1,216,005)       (112,319)       (547,347)
                                           ------------    ------------    ------------    ------------    ------------


Interfund transfers                           2,147,412        (561,332)     (1,879,379)       (122,151)        410,896
                                           ------------    ------------    ------------    ------------    ------------


INCREASE (DECREASE) IN NET ASSETS             3,837,541          70,399       4,604,754         981,041       5,421,798


NET ASSETS AVAILABLE FOR BENEFITS AT THE
   BEGINNING OF PERIOD                        2,664,698       6,039,879      17,259,179       1,549,141       4,756,560
                                           ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   END OF PERIOD                           $  6,502,239    $  6,110,278    $ 21,863,933    $  2,530,182    $ 10,178,358
                                           ============    ============    ============    ============    ============


                                                                            SPARTAN
                                                            SPONSOR       U.S. EQUITY       JANUS
                                            FIDELITY         STOCK           INDEX         WORLDWIDE
                                           CONTRAFUND       FUND (a)         FUND            FUND
                                           -----------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                             495,317    $       --      $     79,189    $      7,924
    Interest on loans to Members                12,831           4,058           5,308           2,836
    Interest                                       195              64             280             151
    Net appreciation/(depreciation)          1,112,338      (3,471,288)        785,696         264,081
                                           -----------    ------------    ------------    ------------

     Total investment income/(loss)          1,620,681      (3,467,166)        870,473         274,992

   Contributions:
      Participating employees                  538,555         201,711         235,810         181,299
      Participating employers                   48,291       1,492,497          51,209          31,415
      Rollover from qualified plans          1,148,612         373,755       1,591,935         970,833
    Repayments on loans to Members              51,918          23,608          29,722          16,203
                                           -----------    ------------    ------------    ------------

     TOTAL ADDITIONS                         3,408,057      (1,375,595)      2,779,149       1,474,742
                                           -----------    ------------    ------------    ------------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                      (158,206)       (441,848)       (202,001)       (104,775)
    Loans to Members                          (111,497)        (27,177)        (21,989)        (16,540)
    Administrative expenses                       (461)         (5,339)           --              (913)
                                           -----------    ------------    ------------    ------------

     TOTAL DEDUCTIONS                         (270,164)       (474,364)       (223,990)       (122,228)
                                           -----------    ------------    ------------    ------------


Interfund transfers                           (703,200)       (403,287)        603,860         507,180
                                           -----------    ------------    ------------    ------------


INCREASE (DECREASE) IN NET ASSETS            2,434,693      (2,253,246)      3,159,019       1,859,694


NET ASSETS AVAILABLE FOR BENEFITS AT THE
   BEGINNING OF PERIOD                       4,327,736      10,234,566         949,815         123,834
                                           -----------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   END OF PERIOD                             6,762,429    $  7,981,320    $  4,108,834    $  1,983,528
                                           ===========    ============    ============    ============


                                             LOANS TO
                                              MEMBERS          TOTAL
                                            ------------    ------------
ADDITIONS TO NET ASSETS:

  Investment income:

    Cash dividends                          $       --      $  3,079,782
    Interest on loans to Members                    --            78,794
    Interest                                        --             1,748
    Net appreciation/(depreciation)                 --         4,885,014
                                            ------------    ------------

     Total investment income/(loss)                 --         8,045,338

   Contributions:
      Participating employees                       --         3,626,566
      Participating employers                       --         1,874,261
      Rollover from qualified plans              344,990      10,742,713
    Repayments on loans to Members              (348,316)           --
                                            ------------    ------------

     TOTAL ADDITIONS                              (3,326)     24,288,878
                                            ------------    ------------

DEDUCTIONS FROM NET ASSETS:

    Member distributions                         (89,228)     (3,524,594)
    Loans to Members                             696,900            --
    Administrative expenses                         --           (44,245)
                                            ------------    ------------

     TOTAL DEDUCTIONS                            607,672      (3,568,839)
                                            ------------    ------------


Interfund transfers                                 --              --
                                            ------------    ------------


INCREASE (DECREASE) IN NET ASSETS                604,346      20,720,039


NET ASSETS AVAILABLE FOR BENEFITS AT THE
   BEGINNING OF PERIOD                           598,787      48,504,195
                                            ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS AT THE
   END OF PERIOD                            $  1,203,133    $ 69,224,234
                                            ============    ============

(a) The portion of this fund which is attributable to assets held by the Plan, as of June 30, 1995, as a result of Discretionary Employer Contributions is not Member directed.



                   The accompanying notes are an integral part
                          of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

         The following description provides only general information relating to the Plan and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description or the Plan document for a more complete explanation of the Plan's provisions. The Plan document is controlling at all times.

         The Daniel Industries, Inc. Employees' Profit Sharing and Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. Effective October 1, 1991, the Profit Sharing Plan was merged into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan") and was amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code") and other changes.

         The Plan was amended and restated effective January 1, 1998.

         Effective January 1, 1998, the Plan changed its fiscal year end from a twelve month period ending September 30 to a twelve month period ending December 31.

         Participation

         The Plan is a defined contribution plan in which each Employee of Daniel Industries, Inc. (the "Company" or the "Sponsor"), Daniel Measurement and Control, Inc. (formerly Daniel Flow Products, Inc.), Daniel Valve Company, Oilfield Fabricating and Machine, Inc., Bettis Corporation, Bettis Electric Actuator Corporation and Shafer Valve Company (together, the "Employers") is initially eligible to participate on the second Entry Date (the first day of each Calendar Quarter) next following the date such Employee was first employed by an Employer.

         Effective January 1, 1998, the Bettis Corporation Retirement Savings Plan and the Shafer Valve Company 401(k) Plan were merged into the Plan. Assets of $7,536,763 and $2,827,193 respectively were transferred into the Plan.

         Contributions

         The Plan provides for Discretionary Contributions and Supplemental Contributions in such amount, if any, that shall be determined by the Employers. The Employers did not make a Discretionary Contribution or a Supplemental Contribution for the 1998 Plan Year.

         Further, an eligible Employee may choose to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to a trust (the "Trust") created under the Plan. The maximum reduction in compensation that a Member participating in the Plan may elect for contribution to the Plan is determined by the Committee; the nontaxable portion of each Member's annual Salary Deferral Contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($10,000 for the 1998 calendar year). In addition, such contributions by Members who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other Members.

         Each Employer makes contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amounts by which each such Member's Considered Compensation was reduced. In addition, each Employer is required to make a matching contribution (a "Matching Contribution") for each Member employed by such Employer. Effective January 1, 1998, the Plan was amended so that each Employer is required to make a Matching Contribution for each Member employed by such Employer in an amount equal to 100% of the first three percent of a Member's Considered Compensation contributed to the Plan as Salary Deferral Contributions and 50% of the next two percent of a Member's Considered Compensation contributed to the Plan as Salary Deferral Contributions. Prior to that date, each Employer was required to make an Employer Matching Contribution in an amount equal to the lesser of 1.5% of such Member's Considered Compensation or 50% of such Member's Salary Deferral Contributions. Under certain circumstances, a Member may make additional Rollover Contributions and After-Tax Contributions to the Trust.

         Salary Deferral Contributions, Matching Contributions, Discretionary Contributions and Supplemental Contributions made on behalf of each Member are credited to such Member's Salary Deferral Contribution Account, Matching Contribution Account, Discretionary Contribution Account, and Supplemental Contribution Account, respectively. Each of such Accounts reflects the contributions, forfeitures and Investment Gain or Loss allocated to such Account. A Member's Discretionary Contribution Account, Salary Deferral Contribution Account, Matching Contribution Account, Supplemental Contribution Account, Rollover Contribution Account and After-Tax Contribution Account are referred to collectively as a Member's Accounts.

         A summary of Members' Salary Deferral Contributions and a summary of Matching Contributions for the Plan Year ended December 31, 1998, are as follows:

                                             Members' Salary Deferral
                                        Contributions for Plan Year Ended
      Employer                                  December 31, 1998
------------------------------------    ---------------------------------
Daniel Industries, Inc.                             $  211,068
Daniel Measurement and Control, Inc.                 1,770,886
Oilfield Fabricating & Machine, Inc.                    90,881
Daniel Valve Company                                   626,564
Bettis Corporation                                     564,279
Bettis Electric Company                                 28,819
Shafer Valve Company                                   334,069
                                                    ----------
                                                    $3,626,566
                                                    ==========


                                             Matching Contributions
                                              for Plan Year Ended
      Employer                                  December 31, 1998
------------------------------------    ---------------------------------
Daniel Industries, Inc.                          $  122,808
Daniel Measurement and Control, Inc.                926,051
Oilfield Fabricating & Machine, Inc.                 47,080
Daniel Valve Company                                312,624
Bettis Corporation                                  274,369
Bettis Electric Company                              12,857
Shafer Valve Company                                178,472
                                                 ----------

                                                 $1,874,261
                                                 ==========

         Investments

         Effective January 1, 1998, the Plan was amended so that assets held by the Plan as a result of Matching Contributions could be invested, according to each Member's direction, in such categories of assets as may be determined by the Committee. Prior to that date, the Plan provided that such assets be invested in the Sponsor Stock fund. Until January 1, 1999, assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions and invested in the fund entitled the Company Stock fund shall remain invested in the Sponsor Stock fund. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions, Discretionary Contributions (except as specified above), Supplemental Contributions and Rollover Contributions shall be invested in such categories of assets as may be determined by the Committee. Such categories of assets include nine investment alternatives. Except for the Janus Worldwide Fund managed by Janus Capital, and the Sponsor Stock fund, all of the investment alternatives are mutual funds which are managed by Fidelity Management and Research Company. The investment options are as follows:


Fidelity Retirement Government Money Market Portfolio - invests in U.S. Government securities and repurchase agreements for these securities.

Fidelity Intermediate Bond Fund - normally invests in investment grade debt securities.

Fidelity Growth & Income Portfolio - invests mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

Fidelity Puritan Fund - invests in a broadly diversified portfolio of high-yielding equity and debt securities.

Fidelity Blue Chip Growth Fund - invests mainly in common stocks of well-known and established companies.

Fidelity Contrafund - invests mainly in equity securities of companies that are undervalued or out-of-favor.

Fidelity Spartan U.S. Equity Index Fund - invests primarily in equity securities of the companies that comprise the S&P 500 Index. This investment option became effective October 1, 1997.

Janus Worldwide Fund - invests mainly in the common stocks of foreign and domestic companies. This investment option became effective October 1, 1997.

Sponsor Stock Fund - invests primarily in Daniel Industries, Inc.
common stock.

In addition, a loan to a Member is a Member-directed investment of that Member's Account.

         Earnings and losses on assets in the investment funds are allocated solely to the Account of the Member, or Beneficiary, on whose behalf the investment in the fund was made.

         The Plan provides that each Member is required to designate the percentage of his share of Salary Deferral Contributions, Discretionary Contributions, Supplemental Contributions, and of his Rollover Contributions to be invested in each fund. A Member has the right to change the percentage of his share of such contributions to be invested in a particular fund on any business day. In addition, a Member has the right to change, by amount or percentage, his interest in each of his Accounts (subject to limitations described above) to be invested in the respective funds on any business day. Members may participate in all funds simultaneously.

         Vesting

         Effective January 1, 1998, a Member is always 100% vested in all of his Accounts. Prior to that date, the balance in each Member's Discretionary Employer Contribution Account vested with such Member in 20% annual increments beginning with such Member's third employment anniversary date. Accordingly, Members were fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also became fully vested upon Retirement or upon death or Separation on account of Total and Permanent Disability. Non-vested amounts were forfeited upon termination of employment and were used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year were allocated to remaining Members on the same basis used to allocate Discretionary Employer Contributions of the Employers.

         Distributions and Withdrawals

         Upon a Member's Separation from Service, such Member or his validly designated Beneficiary is entitled to a distribution of the Member's Accounts net of any outstanding loans.

         Each Member who has completed five Years of Service and who has given written notice to the Committee may withdraw a specified amount of his Discretionary Contribution Account, but not in excess of 25% of his interest in such account. The number of such withdrawals available to a Member is limited to one prior to his completion of ten Years of Service and one subsequent to his completion of ten Years of Service.

         A Member who is suffering a qualifying financial hardship may file a written request with the Committee to withdraw from his Salary Deferral Contribution Account, Matching Contribution Account, Supplemental Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship. However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Matching Contributions or earnings credited to the Member's Matching Contribution Account after December 31, 1988.

         Upon reaching age 55 and completing 25 Years of Service, a Member, upon giving written notice to the Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 Years of Service, a Member, upon giving written notice to the Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this provision).

         The Plan provides that, for the purpose of receiving a distribution or making any of the withdrawals described above, a

Member's Accounts shall be valued on the Valuation Date coincident with the distribution or withdrawal.

         Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his Beneficiary.

         Loans

         A Member may borrow up to 50% of his Matching Contribution Account, Salary Deferral Contribution Account and Rollover Contribution Account. The minimum amount that may be borrowed is $1,000 and the maximum is $50,000. A Member may have no more than one loan outstanding at any time. At December 31, 1998, the Plan had outstanding loans to Members in the amount of $1,203,133 earning interest at rates ranging from 7.90% to 10.0%.

         Trustee and Investment Manager

         The Trustee of the Plan is Fidelity Management Trust Company. Under the terms of the Plan, as amended, and/or the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instruction of the Members and the terms of the Trust, and to perform certain ministerial, record keeping and administrative functions under the Plan. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the Trust and the Plan until termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. In addition, the Trustee shall vote the shares of the Company's common stock and the shares of the mutual funds held by the Trust subject to instruction by the Members who have interests in the Sponsor Stock fund and in the mutual funds.

         With the exception of the Sponsor Stock fund, Fidelity Management Research Company and Janus Capital, the Plan's investment managers, make investment decisions regarding all of the Plan's investments. The investment managers are appointed by the Plan's Administrative Committee, which reviews their performance.

         Termination of the Plan

         The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all vested and non-vested amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.

Note 2 - Significant Accounting Policies

         Basis of Presentation

         The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         Investments

         Investments are stated at fair market value as determined by quoted market prices as of the end of the Plan year.

         Recognition of Income

         Interest income is recorded as earned on an accrual basis. Any change in the net asset value of each mutual fund is recorded in the Statement of Changes in Net Assets Available for Benefits with Fund Information as net appreciation (depreciation). Dividends are recorded when distributed to Members.

         Net Appreciation and Depreciation of Investments

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation or (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or (depreciation) on those investments. The Department of Labor requires that the components of net appreciation (depreciation) for investments be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains (losses) are calculated by taking the proceeds from the sale of assets less the fair value of the assets at the beginning of the plan year, or at time of purchase if acquired during the current plan year. Unrealized appreciation (depreciation) of investments is calculated by taking the fair value of the assets at the end of the plan year less the fair value of the assets at the beginning of the plan year, or at time of purchase if acquired during the current plan year. For purposes of the Annual Report on Form 11-K, the components are not segregated.

         Use of Estimates

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the Plan's management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that any estimates made in connection with these financial statements are reasonable.

         Risks and Uncertainties

         The Plan is subject to the normal risks associated with international and domestic debt, equity and venture capital markets.

         Administrative Expenses

         Trustee and record keeping fees and expenses relating to the Plan's mutual funds are paid by the Plan. Legal and audit fees relating to the Plan are paid by the Company.

Note 3 - Member Distribution Obligations

         Distribution payments to members are recognized only upon payment. Obligations for distribution payments to Members are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan.

Note 4 - Federal Income Tax Status

         Based on the design and current operation of the Plan, management believes that the Plan is qualified under Section 401(a), and, therefore, the Trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan on April 24, 1996. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Trust are tax exempt and Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.

Note 5 - Subsequent Events

         On June 24, 1999, the Company was acquired by Emerson Electric Co. As a result of this acquisition, all shares of Common Stock of the Company will be converted into cash.

                                                                      Schedule 1



                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998



      (b) Identity of issue,                 (c) Description of investment including
          borrower, lessor                        maturity date, rate of interest,                              (e) Current
(a)       or similar party                       collateral, par or maturity value               (d) Cost           Value
---   --------------------------------       ---------------------------------------           -----------      -----------
*     Sponsor Stock Fund                                  Common Stock                         $ 6,065,136      $ 7,845,785

*     Fidelity Contrafund                                 Mutual Fund                            5,442,988        6,708,857
*     Fidelity Blue Chip Growth Fund                      Mutual Fund                            7,577,892       10,093,663
*     Fidelity Growth & Income
      Portfolio                                           Mutual Fund                           14,161,350       21,775,517
*     Fidelity Puritan Fund                               Mutual Fund                            1,305,880        2,504,502
*     Fidelity Intermediate Bond Fund                     Mutual Fund                            6,060,967        6,092,704
*     Fidelity Retirement Government
        Money Market Portfolio                            Mutual Fund                            6,472,568        6,472,568
*     Fidelity Spartan U.S.
        Equity Index Fund                                 Mutual Fund                            3,370,576        4,081,566
      Janus Worldwide Fund                                Mutual Fund                            1,702,183        1,960,424
*     Participant Loans                        Loans with interest ranging
                                                   from 7.90% TO 10.0%                               --           1,203,133
                                                                                               -----------      -----------

               Plan assets held for investment purposes                                        $52,159,540      $68,738.719
                                                                                               ===========      ===========

* Represents an investment associated with a party in interest.

                                                                      Schedule 2



                             DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998


                                                                                                 (h)
                                                                                               Current
    (a)                                                                                        value of
Identity of               (b)                 (c)               (d)             (g)            asset on           (i)
   party              Description           Purchase          Selling           Cost          transaction       Net gain
 involved              of asset              price             price          of asset           date           or (loss)
-----------           -----------           --------          -------        ----------       -----------       ---------

Fidelity               Sponsor             $ 5,216,806      $ 4,086,144      $ 3,338,418      $ 4,086,144      $   747,726
Investments           Stock Fund

Fidelity               Growth &              6,614,581        5,970,349        4,596,349        5,970,349        1,374,000
Investments          Income Fund

Fidelity             Intermediate            1,800,428        1,799,550        1,796,681        1,799,550            2,869
Investments           Bond Fund

Fidelity              Retirement            10,510,197        6,691,568        6,691,568        6,691,568           --
Investments           Government
                     Money Market
                         Fund

Fidelity              Blue Chip              5,681,011        2,416,322        2,072,266        2,416,322          344,056
Investments          Growth Fund

Fidelity              Contrafund             3,923,703        2,626,134        2,329,783        2,626,134          296,351
Investments

Fidelity             Puritan Fund            1,521,839          652,471          623,917          652,471           28,554
Investments

Fidelity             Spartan U.S.            3,879,284        1,530,389        1,445,974        1,530,389           84,415
Investments          Equity Index

Janus Funds           Worldwide              2,967,003        1,393,502        1,398,112        1,393,502          (4,610)
                        Funds


Columns (e) and (f) have been omitted because they are not applicable.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed five percent of the Plan's assets as of the beginning of the Plan year.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

  23                  Consent of Independent Accountants